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the pandemic has resulted in thousands

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of coffee shops closing permanently

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on top of the pandemic labor costs are

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rising

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and profit margins are shrinking

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i started roboso to save my coffee shop

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and now i want to help small businesses

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by making

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automation easy and affordable

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robo esso is a fully automated barista

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making espresso drinks just as fast and

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delicious as a human barista

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we use equipment that's right off the

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shelf allowing us to build out locations

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faster and hundreds of thousands of

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dollars

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less expensive than other automated

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barista solutions

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roboso university will be training our

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partners how to maintain

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and service their robot coffee shops

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along with troubleshooting support
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and the custom drink ordering app
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to become a robo-esso partner please
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sign up to be on the wait list and we'll
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be in touch with you to discuss the next
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steps
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thank you for watching